Smart Energy Solutions, Inc.
210 West Parkway, Suite No. 7
Pompton Plains, NJ 07044

April 13, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: Mr. David Burton

Re:	Smart Energy Solutions, Inc.
Item 4.02 Form 8-K
Filed on April 2, 2007
File Number 0-26027

Dear Mr. Burton:

Smart Energy Solutions, Inc. (the “Company”) hereby files with the Securities and Exchange Commission (the "Commission") this letter in response to the Commission's comments, dated April 3, 2007 (the "Comment Letter"), with reference to the Company's Current Report on Form 8-K, dated March 29, 2007 and filed with the Commission on April 2, 2007 (the "Original Form 8-K"). In response to such Comment Letter, the Company also filed with the Commission on April 5, 2007 an Amendment No. 1 to the Original Form 8-K (“Amendment No. 1”).

In addition to Amendment No. 1, the Company supplementally responds to all the Commission's comments as follows:

Item 4.02 dated March 29, 2007

1.  Comment: Disclose when you concluded that your financial statements should no longer be relied upon. In addition, please amend your filing to identify the financial statements and years or periods covered that should no longer be relied upon. Refer to the guidance in Item 4.02 under Section 4 of Form 8-K.

Response: The date that the Company concluded that its financial statements should no longer be relied upon was March 29, 2007. The Original Form 8-K has been revised by Amendment No. 1 for the purpose of disclosing that the financial statements and periods covered that should no longer be relied upon are the financial statements for the fiscal year ended December 31, 2005.

2.  Comment: Based on the information included in the last paragraph of this report, as required by the guidance in Item 4.02(b) under Section 4 of Form 8-K, disclose when you were advised or notified by your independent accountant that disclosure should be made or action taken to prevent future reliance on a previously issued audit report related to previously issued financial statements. In addition, describe the information provided by your independent accountant.

Response: The date that the Company was notified by Chisholm, Bierwolf & Nilson, LLC (the Company’s independent accountant) that disclosure should be made or action taken to prevent future reliance on the audit report relating to the financial statements for the fiscal year ended December 31, 2005 was March 29, 2007. On such date, Chisholm, Bierwolf & Nilson, LLC provided to the Company the following information: The Black Scholes model for the Company’s stock options and warrants being prepared for the 2006 review indicated a higher value for the 2005 options and warrants then we reported.

In accordance with the Commission’s Comment Letter, the Company hereby acknowledges that:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments to the Company’s counsel, David Lubin, Esq., as follows:

David Lubin, Esq.
David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Telephone: (516) 887-8200
Facsimile: (516) 887-8250
Email: david@dlubinassociates.com

Thank you very much for your attention to this matter.

Very truly yours, SMART ENERGY SOLUTIONS, INC. By: /s/ Edward Braniff Name: Edward Braniff Title: Chief Financial Officer